NEWS RELEASE

Augusta Settles ASARCO Lawsuit

VANCOUVER, BC, January 16, 2009 - Augusta Resource Corporation (TSX/NYSE Alternext: AZC) (“Augusta” or the “Company”) has reached an agreement with ASARCO LLC that fully and finally resolves the lawsuit ASARCO filed against Augusta and other defendants on August 8, 2007 in the ASARCO Chapter 11 bankruptcy proceeding pending in the Southern District of Texas, Corpus Christi Division. The proceeding sought the return of the Rosemont property, located approximately 50 kilometers southeast of Tucson, Arizona, which Augusta acquired in 2006 from a real-estate development company that had purchased the property from ASARCO in 2004.

“This settlement removes significant uncertainty in our efforts to develop the Rosemont copper mine as a cornerstone asset of Augusta,” said Gil Clausen, President and CEO of Augusta. “We believe ASARCO’s complaint was completely unfounded. Augusta purchased the property in good faith, and we are confident the court ultimately would have vindicated Augusta’s position. Resolving this matter through continued litigation could have taken months or years, however, and potentially cost the Company several millions of dollars in court fees, experts, and other expenses. We are extremely pleased to resolve this distraction and turn all of our attention to developing the Rosemont mine. Permitting, site work, and engineering remain on schedule.”

The resolution currently is reflected in a binding Terms of Settlement, and will be formalized in a comprehensive Settlement Agreement to be approved by the Bankruptcy Court presiding over ASARCO’s bankruptcy proceeding. In the settlement, ASARCO will receive from Augusta the sum of US$250,000 cash within 14 days of court approval, in addition to sums the other defendants will pay. Also, once commercial mine operations commence at the Rosemont property, Augusta will pay ASARCO certain specified annual production payments, without interest, over the course of eight years. These payments will come solely out of the net profits of mine operations and will not, in any year, exceed 25% of net profits. In the settlement, Augusta has the right of a pre-production, pre-payment option for these annual payments at the net present value of the aggregate annual payments, using an agreed 18% discount rate. Should Augusta elect this option during the calendar year 2009, it will pay ASARCO US$2.6 million. It may elect to exercise this option at any time up to and during mine production.

About Augusta

Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont currently hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in 2012 (refer to Augusta’s website at www.augustaresource.com for details). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, will propel Augusta to become a solid mid-tier copper producer within the next four years. The Company is traded on the Toronto Stock Exchange and the NYSE Alternext under the symbol AZC, and on the Frankfurt Stock Exchange under the symbol A5R.

For additional information please visit www.augustaresource.com or contact:

Gil Clausen, President and CEO	Meghan Brown, Manager Investor Relations
Phone: 303-300-0136	Phone: 604-638-2002
Fax: 303-300-0135	Fax: 604-687-1715

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com

gclausen@augustaresource.com	mbrown@augustaresource.com

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties, including those described under “Risk Factors Relating to the Company’s Business” in the Company’s Annual Information Form dated March 4, 2008. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

Suite 400 - 837 West Hastings Street	4500 Cherry Creek South Drive – Suite 1040
Vancouver, BC, Canada V6C 3N6	Denver, CO USA 80246
Telephone: 604 687 1717 Facsimile: 604 687 1715	Telephone: 303 300 0134 Facsimile: 303 300 0135
E-mail: info@augustaresource.com	E-mail: info@rosemontcopper.com